January 27, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	LightPath Technologies, Inc. Application for Withdrawal of Registration Statement on Form S-1
File Number: 333-177079

Ladies and Gentlemen:

LightPath Technologies, Inc. (the “Company”) hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-177079) filed with the United States Securities and Exchange Commission (the “Commission”) on September 29, 2011, together with all amendments and exhibits thereto (the “Registration Statement”).

The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time due to current business and economic conditions. The Registration Statement has not been declared effective by the Commission and none of the Company’s securities have been sold pursuant to the Registration Statement.  As such, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Act.  The Company requests that the Commission consents to this application on these grounds.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement(s).

The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

Please send a copy of the written order granting withdrawal of the Registration Statement to LightPath Technologies, Inc. at the address set forth below.  If you have any questions with respect to this matter, please contact the undersigned at (407) 382-4003 or Jeffrey Decker at Baker & Hostetler LLP, the Company’s outside legal counsel, at (407) 649-4017.

Sincerely,

LightPath Technologies, Inc.

/s/ J. James Gaynor
J. James Gaynor, President and Chief Executive Officer

2603 Challenger Tech Court, Suite 100
Orlando, FL  32826
407-382-4003
407-382-4007 Fax